                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     CALIFORNIA REAL ESTATE INVESTMENT TRUST
                                (Name of Issuer)

         COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   130559-10-7
                                 (CUSIP Number)

                            GREGORY T. DAVIDSON, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                      ONE MONTGOMERY STREET, TELESIS TOWER
                         SAN FRANCISCO, CALIFORNIA 94104
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 18, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                  Page 1 of 52
                        The Exhibit Index is on page 25

                                    SCHEDULE 13D                  Page 2 of 52

- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                          MDC REIT Holdings LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) /X/
     GROUP                                                            (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                  OO,AF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
- --------------------------------------------------------------------------------
     NUMBER OF         7.      SOLE VOTING POWER                      -0-
     SHARES
     BENEFICIALLY      8.      SHARED VOTING POWER                    6,959,593
     OWNED BY
     EACH              9.      SOLE DISPOSITIVE POWER                 -0-
     REPORTING
     PERSON WITH       10.     SHARED DISPOSITIVE POWER               6,959,593
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            6,959,593
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             / /
     (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        76.0%
     ROW (11)
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                         HC, OO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D                     Page 3 of 52
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                          MDC REIT
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        Management
     PERSON                                            Company
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) /X/
     GROUP                                                            (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                  OO,AF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
- --------------------------------------------------------------------------------
     NUMBER OF         7.      SOLE VOTING POWER                      -0-
     SHARES
     BENEFICIALLY      8.      SHARED VOTING POWER                    6,959,593
     OWNED BY
     EACH              9.      SOLE DISPOSITIVE POWER                 -0-
     REPORTING
     PERSON WITH       10.     SHARED DISPOSITIVE POWER               6,959,593
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            6,959,593
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             / /
     (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        76.0%
     ROW (11)
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                         HC, CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D                     Page 4 of 52

- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                          MDC Management
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        Co. IIA, L.P.
     PERSON
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) /X/
     GROUP                                                            (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                  OO,AF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                            California
- --------------------------------------------------------------------------------
     NUMBER OF         7.      SOLE VOTING POWER                      -0-
     SHARES
     BENEFICIALLY      8.      SHARED VOTING POWER                    6,959,593
     OWNED BY
     EACH              9.      SOLE DISPOSITIVE POWER                 -0-
     REPORTING
     PERSON WITH       10.     SHARED DISPOSITIVE POWER               6,959,593
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            6,959,593
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             / /
     (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        76.0%
     ROW (11)
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                         PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D                   Page 5 of 52
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                          Mc Cown DeLeeuw
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        & Co. Offshore
     PERSON                                            (Asia) L.P.
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) /X/
     GROUP                                                            (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                  OO,AF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             Bermuda
- --------------------------------------------------------------------------------
     NUMBER OF         7.      SOLE VOTING POWER                      -0-
     SHARES
     BENEFICIALLY      8.      SHARED VOTING POWER                    6,959,593
     OWNED BY
     EACH              9.      SOLE DISPOSITIVE POWER                 -0-
     REPORTING
     PERSON WITH       10.     SHARED DISPOSITIVE POWER               6,959,593
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            6,959,593
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             / /
     (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        76.0%
     ROW (11)
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                         PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D                   Page 6 of 52
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                          MDC Management
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        Co. IIE, L.P.
     PERSON
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) /X/
     GROUP                                                            (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                  OO,AF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                           California
- --------------------------------------------------------------------------------
     NUMBER OF         7.      SOLE VOTING POWER                      -0-
     SHARES
     BENEFICIALLY      8.      SHARED VOTING POWER                    6,959,593
     OWNED BY
     EACH              9.      SOLE DISPOSITIVE POWER                 -0-
     REPORTING
     PERSON WITH       10.     SHARED DISPOSITIVE POWER               6,959,593
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            6,959,593
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             / /
     (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        76.0%
     ROW (11)
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                         PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D                   Page 7 of 52
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                          McCown Deleeuw
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        & Co. Offshore
     PERSON                                            (Europe), L.P.
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) /X/
     GROUP                                                            (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                  OO,AF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             Bermuda
- --------------------------------------------------------------------------------
     NUMBER OF         7.      SOLE VOTING POWER                      -0-
     SHARES
     BENEFICIALLY      8.      SHARED VOTING POWER                    6,959,593
     OWNED BY
     EACH              9.      SOLE DISPOSITIVE POWER                 -0-
     REPORTING
     PERSON WITH       10.     SHARED DISPOSITIVE POWER               6,959,593
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            6,959,593
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             / /
     (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        76.0%
     ROW (11)
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                         PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D                   Page 8 of 52
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                          MDC Management
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        Co. II, L.P.
     PERSON
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) /X/
     GROUP                                                            (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                  OO,AF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                           California
- --------------------------------------------------------------------------------
     NUMBER OF         7.      SOLE VOTING POWER                      -0-
     SHARES
     BENEFICIALLY      8.      SHARED VOTING POWER                    6,959,593
     OWNED BY
     EACH              9.      SOLE DISPOSITIVE POWER                 -0-
     REPORTING
     PERSON WITH       10.     SHARED DISPOSITIVE POWER               6,959,593
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            6,959,593
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             / /
     (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        76.0%
     ROW (11)
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                         PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D                   Page 9 of 52
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                          McCown DeLeeuw
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        Associates, L.P.
     PERSON
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) /X/
     GROUP                                                            (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                  OO,AF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                            California
- --------------------------------------------------------------------------------
     NUMBER OF         7.      SOLE VOTING POWER                      -0-
     SHARES
     BENEFICIALLY      8.      SHARED VOTING POWER                    6,959,593
     OWNED BY
     EACH              9.      SOLE DISPOSITIVE POWER                 -0-
     REPORTING
     PERSON WITH       10.     SHARED DISPOSITIVE POWER               6,959,593
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            6,959,593
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             / /
     (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        76.0%
     ROW (11)
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                         PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D                   Page 10 of 52
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                          McCown DeLeeuw
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE        & Co. II, L.P.
     PERSON
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) /X/
     GROUP                                                            (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                  OO,AF
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California
- --------------------------------------------------------------------------------
     NUMBER OF         7.      SOLE VOTING POWER                      -0-
     SHARES
     BENEFICIALLY      8.      SHARED VOTING POWER                    6,959,593
     OWNED BY
     EACH              9.      SOLE DISPOSITIVE POWER                 -0-
     REPORTING
     PERSON WITH       10.     SHARED DISPOSITIVE POWER               6,959,593
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            6,959,593
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             / /
     (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        76.0%
     ROW (11)
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                         PN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D                   Page 11 of 52
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                          Mr. George McCown
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) /X/
     GROUP                                                            (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                  N/A
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                        United States
- --------------------------------------------------------------------------------
     NUMBER OF         7.      SOLE VOTING POWER                      -0-
     SHARES
     BENEFICIALLY      8.      SHARED VOTING POWER                    6,959,593
     OWNED BY
     EACH              9.      SOLE DISPOSITIVE POWER                 -0-
     REPORTING
     PERSON WITH       10.     SHARED DISPOSITIVE POWER               6,959,593
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            6,959,593
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             / /
     (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        76.0%
     ROW (11)
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                         I
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D                    Page 12 of 52
- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                          Mr. David DeLeeuw
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) /X/
     GROUP                                                            (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                  N/A
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)
- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                        United States
- --------------------------------------------------------------------------------
     NUMBER OF         7.      SOLE VOTING POWER                      -0-
     SHARES
     BENEFICIALLY      8.      SHARED VOTING POWER                    6,959,593
     OWNED BY
     EACH              9.      SOLE DISPOSITIVE POWER                 -0-
     REPORTING
     PERSON WITH       10.     SHARED DISPOSITIVE POWER               6,959,593
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            6,959,593
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             / /
     (11) EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        76.0%
     ROW (11)
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                         I
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D                    Page 13 of 52

ITEM 1.   SECURITY AND ISSUER.

               (a)  NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF ISSUER:

                         California Real Estate Investment Trust, a California Business Trust ("CalREIT")
                         705 University Ave
                         Sacramento, California 95825

               (b)  TITLE AND CLASS OF EQUITY SECURITIES:

               Common Shares of Beneficial Interest, par value $1.00 per share ("Common Shares")

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) & (f) NAME OF PERSON FILING; STATE OF INCORPORATION;
                         CITIZENSHIP.

               This statement is being filed on behalf of (1) Mr. David DeLeeuw, a United States citizen ("Mr. DeLeeuw"), (2) Mr. George E. McCown, a United States citizen ("Mr. McCown"), (3) McCown DeLeeuw & Co. II, L.P., a California limited partnership ("MDP"), (4) McCown DeLeeuw Associates, L.P., a California limited partnership ("MDA"), (5) MDC Management Co. II, L.P., a California limited partnership ("MDC II"), (6) McCown DeLeeuw & Co. Offshore (Europe), L.P., a Bermuda limited partnership ("MDPE") (7) MDC Management Co. IIE, L.P., a California limited partnership ("MDC IIE"), (8) McCown DeLeeuw & Co. Offshore
(Asia), L.P., a Bermuda limited partnership ("MDPA"), (9) MDC Management Co. IIA, L.P., a California limited partnership ("MDC IIA"), (10) MDC Reit Management Company, a Delaware corporation ("Services") and (11) MDC REIT Holdings LLC, a Delaware limited liability company ("Holdings"). Mr. McCown, Mr. DeLeeuw, MDP, MDA, MDC II, MDPE, MDC IIE, MDPA, MDC IIA, Services and Holdings are sometimes collectively referred to herein as the "Reporting Persons."

               This statement on Schedule 13D relates to the right to purchase Common Shares held by Holdings. Services is filing in its capacity as a member of Holdings with a priority return. MDP, MDA, MDP IIE and MDP IIA are filing in their capacity as majority shareholders of Services as a group. MDC II, MDC IIE and MDC IIA are filing in their capacity as sole general partners of MDP, MDA, MDP IIE and MDP IIA. Mr. McCown and Mr. DeLeeuw are filing in their capacities as managing general partners of each of MDC II, MDC IIE and MDC IIA, and who together have more than the required two-thirds-in-interest vote in such partnerships necessary to effect voting and dispositive decisions regarding the Common Shares held by Holdings.

               See Appendix A for certain other information concerning the Reporting Persons.

               (b) & (c) PRINCIPAL BUSINESS AND ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE.

               Holdings was formed for the primary purpose of acquiring and holding a 76% interest in CalREIT Common Shares. The address of Holdings' principal place of business is 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025.

               Services was formed for the primary purpose of providing management services to CalREIT and holding a membership in Holdings. The address of Services' principal place of business is 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025.

                                  SCHEDULE 13D                    Page 14 of 52

               The principal business of each of MDP, MDA, MDP IIE and MDP IIA is that of private investment fund, engaged in the purchase and sale of securities for investment for its own respective accounts. The principal business of each of MDC II, MDC IIE and MDC IIA is that of sole general partner of MDP, MDA, MDP IIE and MDP IIA. The address of the principal place of business of each person referred to in this paragraph is 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025.

               The principal occupation of each of Mr. McCown and Mr. DeLeeuw is managing general partner of MDC II, MDC IIE and MDC IIA and other private investment partnerships. The principal office of Mr. McCown is 3000 Sand Hill Road, Building 3, Suite 290, Menlo Park, California 94025. The principal office of Mr. DeLeeuw is 101 East 52nd Street, New York, New York 10022.

               (d)  CRIMINAL PROCEEDINGS:

               None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding.

               (e)  CIVIL PROCEEDINGS:

               None of the persons referred to in paragraph (a) above, and no officer, director or general partner of such person, has, during the last five years, been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Holdings has the right to acquire the 6,959,593 Common Shares of CalREIT pursuant to a Stock Purchase Agreement, dated September 18, 1996 ("Stock Purchase Agreement"), between Holdings and the Peregrine Real Estate Trust, a California business trust. The purchase price of the Common Shares will be $20,500,000 plus a contingent additional cash payment by Holdings based upon the value of a promissory note owned by CalREIT. The closing of the Stock Purchase Agreement is subject to the satisfaction of certain conditions, including Holdings' obtaining permanent financing for the purchase price. The Reporting Persons currently anticipate obtaining permanent debt and/or equity financing from third parties, and are currently engaged in discussions with third parties in this regard. The Reporting Persons will file an amendment to this Schedule 13D when additional information regarding the source of funds becomes available.

ITEM 4.   PURPOSE OF THE TRANSACTION.

               After completing the purchase of the 6,959,593 Common Shares pursuant to the Stock Purchase Agreement, the Reporting Persons will hold a majority interest in CalREIT. As noted above, the Reporting Persons have acquired their right to purchase the Common Shares through the Stock Purchase Agreement. Such parties intend to hold the Common Shares for investment and have no current intention to increase or decrease their ownership interest in CalREIT. The purchase of the Common Shares will result in a change in control of CalREIT. The Reporting Persons plan to install their own representatives on the CalREIT Board of Trustees, subject to the provisions of CalREIT's Declaration of Trust, which require a majority of independent trustees, and plan to convert CalREIT from an equity real estate investment trust to a mortgage real estate investment trust. Except as set

                                  SCHEDULE 13D                    Page 15 of 52

forth above, none of the Reporting Persons has any present plans or proposals with respect to the issuer that relate to or that could result in the occurrence of any of the events set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

               (a)  NUMBER OF SHARES BENEFICIALLY OWNED.

               Under the Stock Purchase Agreement, the Reporting Persons are holders of a right to purchase a total of 6,959,593 Common Shares representing approximately 76.0% of the total number of such shares outstanding. Holdings will be the holder of record with respect to all of the shares to be beneficially owned by the Reporting Persons. The Reporting Persons do not have any right to acquire additional shares.

          (b)  SOLE POWER TO VOTE, DIRECT THE VOTE OF, OR DISPOSE OF SHARES.

               Mr. McCown and Mr. DeLeeuw together have more than the two-thirds-in-interest vote required to make decisions on behalf of MDC II, MDC IIE and MDC IIA, which are the general partners of MDP and MDA, MDPE, and MDPA, respectively. MDP, MDA, MDPE and MDPA together are the majority shareholders of Services, and are members in Holdings. Services will be a member of Holdings with a priority return. Thus, Mr. McCown and Mr. DeLeeuw together may be deemed to have shared power to direct the voting and disposition of the Common Shares to be held for the account of Holdings.

               (c)  RECENT TRANSACTIONS.

               Except for the transactions described in this Schedule 13D, there have been no transactions with respect to the Common Shares during the past 60 days by any of the Reporting Persons.

               (d)  RIGHTS WITH RESPECT TO DIVIDENDS OR SALES PROCEEDS.

               No person other than Holdings has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Holdings.

               (e)  DATE OF CESSATION OF FIVE PERCENT BENEFICIAL OWNERSHIP.

               N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Other than the Stock Purchase Agreement and the agreements described in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons or any person with respect to any securities of CalREIT, including but not limited to transfer or voting of any of the Common Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. It is expected that the providers of permanent financing and members of management of Services will receive indirect minority interests in the Common Shares.

                                  SCHEDULE 13D                    Page 16 of 52

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit 1. Written agreement relating to the filing of joint acquisition statements, as required by Rule 13d-1(f)(1) of the Securities
Act of 1934.

               Exhibit 2. Stock Purchase Agreement, dated September 18, 1996, between MDC REIT Holdings LLC, a Delaware limited liability company, and Peregrine Real Estate Trust, a California business trust.

                                  SCHEDULE 13D                    Page 17 of 52

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of September 27, 1996.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Mr. David DeLeeuw

                                        By: /S/ George McCown
                                           -------------------------------------
                                             Mr. George McCown

                                        McCown DeLeeuw & Co. II, L.P.


                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner

                                        McCown DeLeeuw Associates, L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner

                                        MDC Management Co. II, L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner

                                  SCHEDULE 13D                    Page 18 of 52

                                        McCown DeLeeuw & Co. Offshore
                                        (Europe), L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner

                                        MDC Management Co. IIE, L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner

                                        McCown DeLeeuw & Co. Offshore
                                        (Asia), L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner

                                        MDC Management Co. IIA, L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner

                                        MDC Reit Management Company

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: President

                                  SCHEDULE 13D                    Page 19 of 52

                                        MDC REIT Holdings LLC

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: President

                                  SCHEDULE 13D                    Page 20 of 52

                                   APPENDIX A

                                GENERAL PARTNERS

          MDC is the sole General Partner of MDP and MDA. MDC IIE is the sole General Partner of MDPE. MDC IIA is the sole General Partner of MDPA. The following is a list of all general partners of MDC, MDC IIE and MDC IIA.


Name:                                   David DeLeeuw

Business Address:                       101 East 52nd Street,
                                        New York, New York 10022

Principal Occupation:                   Partner, McCown DeLeeuw & Co.

Name, principal business and            McCown DeLeeuw & Co., an investment
address of corporation or               management company
other organization on which             3000 Sand Hill Road,
employment is conducted:                Building 3, Suite 290,
                                        Menlo Park, California 94025

Citizenship:                            United States

Name:                                   George McCown

Business Address:                       3000 Sand Hill Road, Building 3,
                                        Suite 290, Menlo Park, California 94025

Principal Occupation:                   Partner, McCown DeLeeuw & Co.

Name, principal business and            McCown DeLeeuw &Co., an investment
address of corporation or other         management company
organization on which employment        3000 Sand Hill Road,
is conducted:                           Building 3, Suite 290,
                                        Menlo Park, California 94025

Citizenship:                            United States

Name:                                   David E. King

Business Address:                       3000 SandHill Road, Building3, Suite
                                        290, Menlo Park, California 94025

Principal Occupation:                   Partner, McCown DeLeeuw & Co.

Name, principal business and            McCown DeLeeuw & Co., an investment
address of corporation or other         management company
organization on which                   3000 Sand Hill Road,
employment is conducted:                Building 3, Suite 290,
                                        Menlo Park, California 94025

Citizenship:                            United States

                                  SCHEDULE 13D                    Page 21 of 52

Name:                                   Robert B. Hellman

Business Address:                       3000 Sand Hill Road,Building 3,
                                        Suite 290, Menlo Park, California 94025

Principal Occupation:                   Partner, McCown DeLeeuw & Co.

Name, principal business and            McCown DeLeeuw & Co., an investment
address of corporation or               management company
other organization on which             3000 Sand Hill Road,
employment is conducted:                Building 3, Suite 290,
                                        Menlo Park, California 94025

Citizenship:                            United States

Name:                                   Charles Ayres

Business Address:                       3000 Sand Hill Road, Building 3,
                                        Suite 290, Menlo Park, California 94025

Principal Occupation:                   Partner, McCown DeLeeuw & Co.

Name, principal business and            McCown DeLeeuw & Co., an investment
address of corporation or               management company
other organization on which             3000 Sand Hill Road,
employment is conducted:                Building 3, Suite 290,
                                        Menlo Park, California 94025

Citizenship:                            United States

Name:                                   Steven Zuckerman

Business Address:                       3000 Sand Hill Road, Building 3,
                                        Suite 290, Menlo Park, California 94025

Principal Occupation:                   Partner, McCown DeLeeuw & Co.

Name, principal business and            McCown DeLeeuw & Co. an investment
address of corporation or               management company
other organization on which             3000 Sand Hill Road,
employment is conducted:                Building 3, Suite 290,
                                        Menlo Park, California 94025

Citizenship:                            United States

                                  SCHEDULE 13D                   Page 22 of 52


                                   APPENDIX B

                    DIRECTORS OF MDC REIT MANAGEMENT COMPANY

Name:                                   David DeLeeuw

Business Address:                       101 East 52nd Street
                                        New York, New York 10022

Principal Occupation:                   Partner, McCown DeLeeuw & Co.

Name, principal business and            McCown DeLeeuw & Co. an investment
address of corporation or other         management company
organization on which                   3000 Sand Hill Road,
employment is conducted:                Building 3, Suite 290,
                                        Menlo Park, California 94025

Citizenship:                            United States

Name:                                   George McCown

Business Address:                       3000 Sand Hill Road,
                                        Building 3, Suite 290,
                                        Menlo Park, California 94025

Principal Occupation:                   Partner, McCown DeLeeuw & Co.
Name, principal business and            McCown DeLeeuw & Co. an investment
address of corporation or               management company
other organization on which             3000 Sand Hill Road,
employment is conducted:                Building 3, Suite 290,
                                        Menlo Park, California 94025

Citizenship:                            United States

Name:                                   Brian Kerester

Business Address:                       3000 Sand Hill Road,
                                        Building 3, Suite 290,
                                        Menlo Park, California 94025

Principal Occupation:                   Operating Affiliate, McCown
                                        DeLeeuw & Co.

Name, principal business and            McCown DeLeeuw & Co. an investment
address of corporation or               management company
other organization on which             3000 Sand Hill Road,
employment is conducted:                Building 3, Suite 290,
                                        Menlo Park, California 94025

Citizenship:                            United States

                                  SCHEDULE 13D                    Page 23 of 52

                               EXECUTIVE OFFICERS

The only executive officers of MDC Reit Management Company are David DeLeeuw, George McCown and Brian Kerester, who are also directors.

                                  SCHEDULE 13D                    Page 24 of 52

                                   APPENDIX C

                        MANAGER OF MDC REIT HOLDINGS LLC

Name:                      MDC Reit Management Company

Business Address:          3000 Sand Hill Road,
                           Building 3, Suite 290,
                           Menlo Park, California 94025

                                  SCHEDULE 13D                    Page 25 of 52

                                  EXHIBIT INDEX
                                                                 SEQUENTIALLY
                                                                   NUMBERED
EXHIBIT NO.    DOCUMENT                                               PAGE
- -----------    -----------------------------------------------   ---------------

Exhibit 1      Written agreement relating to the filing of             26
               joint acquisition statements, as required by Rule 13d-1(f)(1) of the Securities Act of 1934

Exhibit 2      Stock Purchase Agreement, dated September 18,           29
               1996, between MDC REIT Holdings LLC, a Delaware limited liability company, and Peregrine Real
               Estate Trust, a California business trust

                                  SCHEDULE 13D                    Page 26 of 52

                                    EXHIBIT 1

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Mr. David DeLeeuw

                                        By: /S/ George McCown
                                           -------------------------------------
                                             Mr. George McCown


                                        McCown DeLeeuw & Co. II, L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner


                                        McCown DeLeeuw Associates, L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner


                                        MDC Management Co. II, L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner

                                  SCHEDULE 13D                    Page 27 of 52


                                        McCown DeLeeuw & Co. Offshore
                                        (Europe), L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner


                                        MDC Management Co. IIE, L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner


                                        McCown DeLeeuw & Co. Offshore
                                        (Asia), L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner


                                        MDC Management Co. IIA, L.P.

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: Partner

                                        MDC Reit Management Company

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: President

                                  SCHEDULE 13D                    Page 28 of 52


                                        MDC REIT Holdings LLC

                                        By: /S/ David DeLeeuw
                                           -------------------------------------
                                             Name: David DeLeeuw
                                             Title: President